UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

      (Check One):   [X] Form 10-K   [   ] Form 20-F   [   ] Form 11-K   [   ] Form 10-Q   [   ] Form N-SAR

                                 For Period Ended: December 31, 2005

   [   ] Transition Report on Form 10-K
   [   ] Transition Report on Form 20-F
   [   ] Transition Report on Form 11-K
   [   ] Transition Report on Form 10-Q
   [   ] Transition Report on Form N-SAR

                                 For Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

          ACME Communications, Inc.
          Full Name of Registrants

          Former Name if Applicable

         2101 E. Fourth Street, Suite 202 A
         Address of Principal Executive Office (Street and Number)

         Santa Ana, CA 92705
         City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR OR Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Because the Company materially amended its credit facilities on March 29, 2006,  The Company has not completed its processes with respect to reflecting these amendments in its audited financial statements by the March 31, 2006 filing deadline for the Company’s Annual Report on Form 10-K. The Company expects that this review will be completed during the week ended April 7, 2006 and that it will file its Annual Report 10-K with audited financial statements by that date.

Forward-Looking Statements:

         The matters discussed in this filing include forward-looking statements. In addition, when used in this filing, the word “expects” and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including (but not limited to) the potential for defaults under our credit agreements if our lenders do not grant us waivers for failing to file our 2005 Form 10-K by April 5, 2006 with an unqualified audit opinion and the other risk factors set forth in the Company’s 2004 Form 10-K filed with the Securities and Exchange Commission on March 16, 2005. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

PART IV - OTHER INFORMATION

(1)	Name and Telephone number of the person to contact in regard to this notification

Thomas D. Allen                   (714) 245-9499

            (Name)          (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACME Communications, Inc.

(Name of Registrants as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2006	By: /s/ Thomas D. Allen Thomas D. Allen Executive Vice President & Chief Financial Officer